

October 18, 2013

<u>Via E-mail</u>
Mr. Kenneth J. Yonika
Chief Financial Officer
Capital Group Holdings, Inc.
16624 North 90th Street, Suite 200
Scottsdale, AZ 85260

Re: Capital Group Holdings, Inc.
Item 4.02 Form 8-K/A
Filed October 16, 2013
File No.   000-17064

Dear Mr. Yonika:

We have reviewed your filing and have the following comments.

Please respond to this letter within five business days by providing the requested information or by advising us when you will provide the requested response.   If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information you provide in response to our comments, we may have additional comments.

1. Please amend your filing to clarify that your audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, did not discuss with an appointed independent accountant on the matters disclosed in the filing, consistent with your response to prior comment 2.

2. As previously requested, please have a duly authorized officer of the company instead of your legal counsel provide a statement separately on EDGAR acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Ibolya Ignat, Staff Accountant at (202) 551-3656.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief